SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 27, 2003

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

1.                                                                   Nokia Press Release dated March 27:

“Nokia Annual General Meeting: Dividend 0.28€ per share for 2002”

2.                                                                   Nokia Press Release dated March 27:

“Nokia starts share repurchase plan with maximum aggregate value of EUR 2 billion”

PRESS RELEASE	1 (1)

March 27, 2003

Nokia Annual General Meeting:

Dividend 0.28 € per share for 2002

The Annual General Meeting (AGM) of Nokia Corporation held on March 27, 2003 resolved to distribute a dividend of EUR 0.28 per share for 2002 as proposed by the Board of Directors. The record date for the dividend payment is April 1, 2003 and the dividend will be paid as from April 16, 2003.

The AGM approved the Board’s proposal for a new stock option plan, under which Nokia key employees will be granted stock options entitling them to the subscription of a total of 94.6 million shares. The stock options will be divided into several sub-categories, the subscription periods of which will commence, as resolved by the Board , with a staggered vesting schedule not earlier than July 1, 2004 and terminate no later than December 31, 2009. The share subscription prices will be determined by the Board based on the trade volume weighted average price of the Nokia share on the Helsinki Exchanges during a one-week period according to the sub-category of the stock option.

The AGM resolved to continue the existing authorizations held by the Board as proposed. It authorized the Board of Directors to increase the share capital by a maximum of EUR 57 million, disapplying the shareholders’ pre-emptive right for subscription. The AGM further authorized the Board to repurchase a maximum of 225 million Nokia shares by using funds available for distribution of profits, and to dispose a maximum of 225 million Nokia shares held by the Company. The authorizations are effective for a period of one year until March 27, 2004.

The AGM confirmed the number of Board members to be nine. All of the members of the Nokia Board were re-elected for the period ending at the close of the next Annual General Meeting: Paul J. Collins, Georg Ehrnrooth, Bengt Holmström, Per Karlsson, Jorma Ollila, Robert F.W. van Oordt, Marjorie Scardino, Vesa Vainio and Arne Wessberg.

In its assembly meeting, Nokia’s Board of Directors re-elected CEO Jorma Ollila to chair the Board.
Paul J. Collins was re-elected Vice Chairman of the Board.

The Board of Directors also elected the members of the Committees of the Board. For the Personnel Committee, Paul J. Collins was elected as Chairman and Bengt Holmström, Marjorie Scardino and Vesa Vainio as members. For the Audit Committee, Robert F.W. van Oordt was elected as Chairman and Georg Ehrnrooth, Per Karlsson and Arne Wessberg as members. For the Nomination Committee, Paul J. Collins was elected as Chairman and Bengt Holmström, Marjorie Scardino and Vesa Vainio as members.

PricewaterhouseCoopers Oy were re-elected as the external auditor of Nokia for the fiscal period 2003.

Further information:

Nokia
Corporate Communications
Tel. +358 7180 34459
Fax. +358 7180 38226

Email communications.corporate@nokia.com

www.nokia.com

PRESS RELEASE	1 (1)

March 27, 2003

Nokia starts share repurchase plan with

maximum aggregate value of EUR 2 billion

Nokia Corporation will start a share repurchase plan. The Board of Directors has resolved to use a maximum of EUR 2 billion for the repurchase plan, however, so that a maximum of 225 million Nokia shares be purchased.

The shares will be repurchased on the basis of the authorization given by the Annual General Meeting, effective until March 27, 2004. The shares will be repurchased through public trading for purposes identified in the authorization. Shares may be purchased by using certain derivative, share lending or other arrangements, in which case the repurchase price paid by the Company may differ from the market price of the day of execution of the arrangement. All shares, however, are to be purchased at a price based on the market price of the Nokia share in public trading.

The repurchases will be commenced on April 3, 2003 at the earliest.

Further information:

Nokia
Corporate Communications
Tel. +358 7180 34459
Fax. +358 7180 38226

Email communications.corporate@nokia.com

www.nokia.com

SIGNATURE

                         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2003	Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel